SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

July 31, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Katherine Bagley

Re:	Huahui Education Group Limited Registration Statement on Form F-1 Amendment No. 2 File No. 333-235275

Dear Ms. Bagley,

We represent Huahui Education Group Limited (“Registrant” and “Company”) as US counsel. The Registrant is filing Amendment No. 2 to its Registration Statement on Form F-1 with the Securities and Exchange Commission.

The purpose of this letter is to respond to the comment letter dated July 1, 2020, from the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response. The Registrant is concurrently filing Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1, filed June 23, 2020

General

1.	We note that exhibit 5.1, the legal opinion of Cayman Islands counsel as to validity of the Ordinary Shares, relates to the offer and sale of up to 3,034,900 Ordinary Shares, while you are registering 31,901,900 Ordinary Shares in this offering. Please have counsel revise the legal opinion to opine on the legality of all of the Ordinary Shares you are registering in this offering. See Section II.A.2. of Staff Legal Bulletin 19, available on our public website.

Response:

The legal opinion of Cayman Islands counsel as to the validity of the Ordinary Shares, which has been corrected to reference the offer and sale of up to 31,901,900 Ordinary Shares, has been re-filed as Exhibit 5.1 to this Registration Statement.

U.S. Securities and Exchange Commission

July 31, 2020

2.	Please tell us why you have not filed any 2018 interim financial statements related to the acquisition of ZDSE, in accordance with Rule 3-05 of Regulation S-X. If interim financial statements for ZDSE are required pursuant to Rule 3-05 of Regulation S-X, please update your registration statement to include these interim financial statements and related disclosures.

Response

In response to this comment, we have included unaudited, interim financial statements of ZDSE for the six months ended June 30, 2018 and 2017 in the Registration Statement, as well as a discussion of those financial statements under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

3.	Please revise your disclosure on page 7 to clarify that selling shareholders may sell their shares at “prevailing market prices or privately negotiated prices” only if and when the company is quoted on the OTCQB or higher market.

Response

In response to this comment, the disclosure on page 7 has been revised to read as follows: “The Selling Shareholders may sell their Ordinary Shares at a fixed price of $.08 per share until our shares are quoted on the OTCQB or a higher market and thereafter in the principal market on which our Ordinary Shares are traded at the prevailing market price, in negotiated transactions or through any other means described in the section titled “Plan of Distribution.”

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. Since I am currently out of the country, if you wish to speak with me, please feel free to email me or Ms. Velletri and I will return your call.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Huahui Education Group Limited
PAN-CHINA SINGAPORE PAC